UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the letter dated August 22th, 2013 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that our Board Meeting approved the exact final terms and conditions in which the second tranche of the company’s new common shares issuance will be made, regarding the American Depositary Shares ("ADS") program, and the subsequent increase of the Company’s share capital, without the holders preemptive rights.

Lima, August 23, 2013

Messrs.
Superintendencia del Mercado de Valores
Present.-

Ref.  Relevant Information Communication

Dear Sirs:

In accordance with the provisions of Article 28 of the Texto Unico Ordenado of the Ley de Mercado de Valores and Resolucion Conasev No. 107-2002-EF/94.10, we fulfill to inform you as a Relevant Fact, the following:

In the Board of Directors Meeting dated August 22, 2013 and according with the agreements adopted in the General Shareholder Meeting of March 26, 2013, and the Board of Directors Meetings of  May 30, 2013 and July 23, 2013, duly communicated as Relevant Information Communication, the Board of Directors has adopted the following agreements:

1.
Approve the definitive terms and conditions of the issuance of the second tranche of new common shares, under the American Depositary Shares ("ADS") program derived from the ADS Initial Public Offering (the “Primary Offering”) registered in the Securities and Exchange Commission of the United States (“SEC”); and the subsequent increase of the Company’s share capital, without the holders preemptive rights, according to the following details:

Number of common shares to be issued by the Company through capital increase for the second tranche	4’095,180 common shares
Nominal value per common share to be issued by the Company	S/. 1.00
Amount of the Primary Offering second’s tranche (in terms of share capital) to be paid in cash	S/. 4’095,180 (to be provided in dollars of the United States of America, through a deposit of US$ 1'472, 870.72, considering an exchange rate of S/. 2.78 per dollar of the United States of America).
Capital premium per common share, to be paid in cash	S/. 10.75.
Total cash amount to be paid as capital premium for the second tranche of the Primary Offering, to be paid in cash	S/. 44’023,185 (to be paid in dollars of the United States of America, by deposit of US$15'833,360.28, considering an exchange rate of S/. 2.78 per dollar of the United States of America).
Amendment of Article 5 of the Company’s Bylaws	The share capital is increased by S/. 4'095, 180, from S/. 655'958,610 to S/. 660'053,790, by issuing 4'095,180 common shares, fully subscribed and paid.
Total number of common shares for the first and the second tranche of the Primary Offering	101’769,600

2.	Approve the terms and conditions of the ADSs issuance program under which these securities were placed, according to the following details:

Number of ADSs to be issued by the Company through capital increase for the second tranche	819,036
Number of common shares represented per ADS	5
Sale Price per ADS	US$21.13

Total number of ADSs for the first and second tranche of the Primary Offering	20’353,920

3.
Approve that the new common shares to be issued pursuant to the second tranche of the Primary Offering are initially represented by one or more provisional stock certificates (issued by physical certificates.)

4.	Set August 27, 2013 as the delivery date for the provisional stock certificates of the second tranche regarding the Primary Offer.

5.
Set as delivery date of the definitive stock certificates- which will be represented by means of annotations in the account in the Registro Contable de CAVALI S.A. ICVL- and which will substitute the provisional stock certificates, the fifth business day following the date in which the Company communicates as Relevant Information Communication, the registration of the increase of capital in Public Registry.

6.	Approve the modification of the Fifth Article of the Company’s Bylaws, which will have the following content:

“FIFTH ARTICLE”. - The Company’s share capital is of 660’053,790.00 (Six hundred and sixty million fifty-three thousand seven hundred and ninety and 00/100 Nuevos Soles) represented by 660’053,790 shares of a nominal value of S/. 1.00 (One Nuevo Sol) each, completely subscribed and paid out.”

7.
Delegate to Mr. José Graña Miró Quesada, identified with DNI N° 08266298, Mr. Mario Alvarado Pflucker, identified with DNI N° 08216132; Mrs. Mónica Miloslavich Hart, identified with DNI N° 10545024; Mrs. Claudia Drago Morante, identified with DNI N° 09336254; and/or Mr. Dennis Gray Febres, identified con DNI N° 10267015,the power of attorney so that any of them, acting individually, carry out all of the process and subscribe all of the public and/or private necessary or convenient documents, including in an expository but not limitative manner, the following:

(a)
Subscribe all of the agreements, resolutions and/or public deeds which contain the agreements here adopted which can be registered for their adequate presentation to the Public Registry, as well as those which are required for the implementation and/or execution of the agreements detailed in the Board of Directors Meeting, those whose agreements are informed to the market through this Relevant Information Communication and/or other public and/or private document convenient for that effect.

(b)
Fulfill each and every one of the acts, subscribe and, if necessary, modify or precise, each and every one of the contracts, applications, forms, certificates and other documents public and/or private which are necessary and/or convenient in order to execute the approved agreements in the Board of Directors Meeting, those whose agreements are informed to the market through this Relevant Information Communication.

(c)
Fulfill all of the procedures, processes for presentation of applications, and other processing, of public as well as of private entities, national as well as foreign, and subscribe all type of documentation with and before the mentioned entities, which are necessary and/or convenient in order to execute the approved agreements in the Board of Directors Meeting, those whose agreements are informed to the market through this Relevant Information Communication.

The enumeration before assigned has no limitative character, but merely expository.

Sincerely,

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres
Title: Stock Market Representative